UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 11-K
                                ---------


(Mark One)

|X| ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE
    ACT OF 1934  [FEE REQUIRED].

                  For the year ended December 31, 1999

                                   OR

|_| TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE  SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



For the transition period from _______________________ to ___________________.
------------------------------------------------------------------------------



                     Commission File No. 33-55629
                     ----------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      ANNTAYLOR, INC. SAVINGS PLAN
                      ----------------------------


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      ANNTAYLOR STORES CORPORATION
                      ----------------------------
         (Exact name of registrant as specified in its charter)



     142 West 57th Street, New York, NY                     10019
     ----------------------------------                     -----
   (Address of principal executive offices)               (Zip Code)



                             (212) 541-3300
           --------------------------------------------------
          (Registrant's telephone number, including area code)




================================================================================

ANNTAYLOR, INC. SAVINGS PLAN
----------------------------

TABLE OF CONTENTS
-----------------
-------------------------------------------------------------------------

                                                           PAGE
                                                           ----

INDEPENDENT AUDITORS' REPORT.................................1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits,
  December 31, 1999 and 1998.................................2
Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 1999 and 1998....3
Notes to Financial Statements................................4




SUPPLEMENTAL SCHEDULES:

FORM 5500:
----------

Item 27a - Supplemental Schedule of Assets Held
  for Investment Purposes, December 31, 1999.................9
Item 27d - Supplemental Schedule of Reportable
  Transactions for the Year Ended December 31, 1999.........10

================================================================================

INDEPENDENT AUDITORS' REPORT
----------------------------


AnnTaylor, Inc. Savings Plan:

    We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and of reportable transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic 1999 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.


DELOITTE & TOUCHE LLP


New York, New York
June 16, 2000

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------



                                                           1999           1998
                                                      -----------    -----------
Investments at fair value:
    Mutual funds .................................    $13,846,717    $ 9,287,054
    Money market funds ...........................      2,608,914      2,341,228
    AnnTaylor Stores Corporation Common Stock ....        818,653        942,572
    Loans to Participants ........................        424,849        369,114
                                                      -----------    -----------
    Total investments ............................     17,699,133     12,939,968

Receivables:
    Employer contributions .......................         42,412         50,832
    Employee contributions .......................        263,288        232,747
    Loan repayments ..............................         26,090         14,100
                                                      -----------    -----------
    Total receivables ............................        331,790        297,679
                                                      -----------    -----------

Net assets available for benefits ................    $18,030,923    $13,237,647
                                                      ===========    ===========



                   See notes to financial statements.


================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------


                                                           1999        1998
                                                       ----------    ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
INVESTMENT ACTIVITIES:

Dividend income ..................................... $   923,192   $   599,205
Net appreciation in fair
   value of investments .............................   1,944,311     1,735,234
                                                       ----------    ----------


Total additions attributed to investment
   activities .......................................   2,867,503     2,334,439
                                                       ----------    ----------


ADDITIONS TO NET ASSETS ATTRIBUTED TO
CONTRIBUTION ACTIVITIES:

Employer contributions .............................     696,326       590,617
Employee contributions .............................   3,208,601     2,695,544
Rollover contributions .............................     498,051       233,160
                                                      ----------    ----------


Total additions attributed to contribution
  activities........................................   4,402,978     3,519,321
                                                      ----------    ----------
Loan repayments ....................................      45,463        35,777
                                                      ----------    ----------

DEDUCTIONS FROM NET ASSETS:

Benefits paid to participants.......................   2,522,668     1,548,991
                                                      ----------    ----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS ..   4,793,276     4,340,546


NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year ...............................  13,237,647     8,897,101
                                                      ----------    ----------

   End of year ..................................... $18,030,923   $13,237,647
                                                      ==========    ==========


                   See notes to financial statements.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------



1. PLAN DESCRIPTION
-------------------

      The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan administrator, for a more complete description of the Plan's provisions.


   General
   -------

      The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed a twelve consecutive month period of employment consisting of at least 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


   Contributions
   -------------

      Historically, the Company has contributed to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 1.5% of the participant's compensation.

     Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period. Participants' aggregate pre-tax contributions may not exceed $10,000 in 1999 and 1998. A participant may elect to make after-tax contributions in an amount not to exceed 10% of their compensation when combined with pre-tax contributions. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions. For the Plan years ended December 31, 1999 and 1998, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may have from time to time specified:

     (a) Fund A is the American Express Trust Income Fund II, a stable capital fund, the prospectus for which indicates that the funds are invested in insurance investment contracts and stable value contracts of varying maturity, size, and yield. The Fund's objective is to preserve principal and interest while maximizing current income.

     (b) Fund B is the IDS Mutual Fund, a balanced fund, the prospectus for which indicates that the funds are invested in a portfolio of common stocks and senior securities (preferred stocks and bonds). The Fund's objective is to provide shareholders with a balance of growth of capital and current income.

     (c) Fund C is the IDS Blue Chip Advantage Fund, a diversified mutual fund, the prospectus for which indicates that the funds are invested in U.S. and foreign stocks that are included in the market index (currently the S&P 500). The Fund's objective is to provide shareholders with a long-term return exceeding that of the U.S. stock market.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------



1. PLAN DESCRIPTION (continued)
-------------------------------

   Contributions (continued)
   -------------------------

     (d) Fund D is the IDS New Dimension Fund, a growth fund, the prospectus for which indicates that the funds are invested in U.S. and foreign companies showing the potential for significant growth. The objective of the fund is to provide shareholders with long-term growth of capital.

     (e) Fund E is the AIM Constellation Fund, an aggressive growth fund, the prospectus for which indicates that the funds are primarily invested in common stocks, with the emphasis on medium-sized and smaller emerging growth companies. The objective of the fund is to seek capital appreciation and increase shareholders' capital.

     (f) Fund F is the Templeton Foreign Fund, a foreign stock fund, the prospectus for which indicates that the funds are invested in stocks and debt obligations of companies and governments outside of the U.S. The objective of the fund is to seek long-term capital growth.

     (g) Fund G is the AnnTaylor Stock Fund, which invests in shares of AnnTaylor Stores Corporation common stock.

   Participant Accounts
   --------------------

      Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.

   Loans to Participants
   ---------------------

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on prevailing prime rates at the time of the loan.

   Vesting
   -------

      The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

      Participants are fully vested at all times with respect to employee contributions and earnings thereon.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------


1. PLAN DESCRIPTION (continued)
-------------------------------

   Payment of Benefits
   -------------------

      Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.


   Forfeitures
   -----------

      Amounts forfeited by participants shall be used to reduce future Company contributions.


   New Accounting Principle
   ------------------------

      The Plan has adopted SOP 99-3 "Accounting and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." As a result, reclassification of the prior year financial statements has been made to eliminate by-fund disclosures.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

   The significant accounting policies followed by the Plan are detailed below:

     o The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     o Investments are reported at fair value which, for investments traded publicly including mutual funds, is based on published market prices.

     o    Interest on investments is recorded as earned.

     o    Dividend income is recorded on ex-dividend dates.

     o    Security transactions are recorded as of the trade date.

     o    Benefits paid to participants are recorded upon distribution.

     o The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates.



3. INVESTMENTS
--------------

      American Express Trust, the Plan Trustee for the years ended December 31, 1999 and 1998, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------

3. INVESTMENTS (continued)
--------------------------

      Investments that represent 5% or more of the Plan's net assets are identified by an asterisk ("*").

                                                         December 31,
                                                      1999         1998
                                                 -----------    -----------
  Investments  at fair value as  determined
    by Quoted  Market  Prices:
     Mutual funds:
       IDS Mutual Fund .......................   $ 1,822,896*   $ 1,487,125*
       AIM Constellation Fund ................     1,129,430*       521,893
       IDS Blue Chip Advantage Fund ..........     2,078,269*     1,076,444*
       IDS New Dimension Fund ................     8,183,418*     5,919,504*
       Templeton Foreign Fund ................       632,704        282,088
                                                 -----------    -----------
       Total Mutual funds ....................    13,846,717      9,287,054
                                                 -----------    -----------
     Money Market fund:
       American Express Trust Income Fund II .     2,608,914*     2,341,228*
                                                 -----------    -----------

     AnnTaylor Stores Corporation Common Stock       818,653        942,572*
                                                 -----------    -----------

     Loans to participants ...................       424,849        369,114
                                                 -----------    -----------

  Total Investments ..........................   $17,699,133    $12,939,968
                                                 ===========    ===========

      During  1999 and  1998,  participants  had the  option  to  invest  in the
American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6.0% during 1999. The crediting interest rate was approximately 6.0% at December 31, 1999. Generally fair value of Plan assets invested approximates contract value, which was $2,608,914 at December 31, 1999. According to the Trustee, the fair value of the funds' assets approximated contract value at December 31, 1999.



4. PRIORITIES UPON TERMINATION OF THE PLAN
------------------------------------------

      The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will be 100% vested in their accounts.


5. ADMINISTRATIVE COSTS
-----------------------

      Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------


6. TAX STATUS
-------------

      The Plan obtained its latest determination letter on February 4, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7. FORFEITURES
--------------

      During the years ended December 31, 1999 and 1998, forfeitures of $149,607 and $117,976, respectively, were allocated to reduce Company contributions.


8. PARTICIPANT WITHDRAWALS PAYABLE
----------------------------------

      As of December 31, 1999 and 1998, there were unprocessed distribution requests of $159,979 and $43,923, respectively. These amounts have not been recorded in the Plan's financial statements.


9. PARTIES IN INTEREST TRANSACTIONS
-----------------------------------

      During the years ended December 31, 1999 and 1998, there were transactions involving the investment of plan assets in investment funds maintained by the Plan trustees, parties-in-interest as defined in section 3(14) of ERISA.


================================================================================

   ANNTAYLOR, INC. SAVINGS PLAN


   ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1999
-------------------------------------------------------------------------



Party in
Interest                              (c) Description of                        (e) Current
 (a)      (b) Identity of Party              Investment        (d) Cost             Value

--------  ---------------------       ------------------       -----------      -----------
  Yes     American Express Trust         133,708 shares        $ 2,375,900      $ 2,608,914
             Income Fund II

  Yes     IDS Mutual Fund                143,648 shares          1,952,053        1,822,896

  No      AIM Constellation Fund          27,880 shares            862,594        1,129,430

  Yes     IDS Blue Chip Advantage        167,198 shares          1,910,262        2,078,269
             Fund

  Yes     IDS New Dimension Fund         228,523 shares          5,961,095        8,183,418

  No      Templeton Foreign Fund          56,391 shares            548,396          632,704

  Yes     AnnTaylor Stores Corporation    48,489 units             731,133          818,653
             Common Stock

  Yes     Loans to Participants           135 loans at 9.25%       424,849          424,849

                                                               -----------      -----------
                                                               $14,766,282      $17,699,133
                                                               ===========      ===========





   Employer Identification Number:  51-0297083
                                    ----------
   Plan Number:  001
                 ---

================================================================================

ANNTAYLOR, INC. SAVINGS PLAN


ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999
-------------------------------------------------------------------------------

                                                                                     (f)Expenses        (h) Current
                                                                                     Incurred    (g)    Value of
                                                                                      with       Cost    Asset on
(a) Identify of       (b) Description           (c)Purchase   (d)Selling    (e)Lease Trans-       of      Transaction    (i)Net
    Party Involved        of Asset                  Price         Price       Rental action      Asset       Date        Gain/(Loss)
------------------- ----------------            ------------- -----------   -------- ----------- -----    -----------    ----------
SINGLE TRANSACTIONS:
-------------------

NONE


SERIES OF TRANSACTIONS:

American Express    American Express Trust
   Trust  *           Income Fund II
                      57 Transactions             $776,407         ---         ---     ---           ---         ---         ---


American Express    IDS Mutual Fund
   Trust *            41 Transactions              824,364         ---         ---     ---           ---         ---         ---


American Express    IDS Blue Chip
   Trust *            Advantage Fund
                      69 Transactions           1,201,689          ---         ---     ---           ---         ---         ---

American Express    IDS New Dimension
    Trust *            Fund
                       53 Transactions          2,172,970          ---         ---    ---           ---         ---          ---
                      122 Transactions                        $1,387,227       ---    ---        $954,220 $1,387,227     $433,007


* Parties in interest



Employer Identification Number: 51-0297083
                                ----------
Plan Number:  001
              ---


================================================================================

                               SIGNATURES
                               ----------







    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       AnnTaylor, Inc. Savings Plan



                                       By:  /s/  Barry Erdos
                                           -------------------------
                                               Barry Erdos
                                           Executive Vice President - Chief
                                             Financial Officer and Treasurer,
                                               AnnTaylor, Inc.

June 26, 2000

================================================================================

                              EXHIBIT INDEX
                              -------------




Exhibit No.                                                  Page No.
-----------                                                  --------

   23             Consent of Deloitte & Touche LLP             13